EXHIBIT 99.11

Peak Gold, LLC

Financial Statements and Report of Independent Auditors

As of December 31, 2024 and 2023 and for the years ended December 31, 2024 and December 31, 2023.

EXHIBIT 99.11

INDEX

PAGE

Report of Independent Auditors 3

Financial Statements

Balance Sheets 5

Statements of Operations 6

Statements of Members’ Equity 7

Statements of Cash Flows 8

Notes to Financial Statements 9-19

Report of Independent Auditors

The Management Committee and Members

Peak Gold, LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Peak Gold, LLC, which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Peak Gold, LLC, as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Peak Gold, LLC, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Peak Gold, LLC’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•
Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Peak Gold, LLC’s internal control. Accordingly, no such opinion is expressed.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Peak Gold, LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Houston, Texas

March 13, 2025

PEAK GOLD, LLC

Notes to Financial Statements

December 31, 2024	December 31, 2023
Assets		
Cash and cash equivalents	$ 71,098,915	$ 8,354,966
Prepaid expenses and other assets	21,298,718	11,948,118
Inventories	73,967,957	-
Current assets	166,365,590	20,303,084
Mineral interests, net	63,796,590	25,876,315
Property, plant and equipment, net	138,608,226	161,662,602
Other Assets	16,239,082	20,167,531
Total assets	$ 385,009,488	$ 228,009,532
Liabilities		
Accounts payable and accrued liabilities	$ 34,819,739	$ 15,777,776
Reclamation and remediation obligations	3,211,119	-
Related party accounts payable	2,954,303	4,001,235
Current portion of related party debt	5,000,000	2,500,000
Current related party interest payable	-	1,024,389
Current liabilities	45,985,161	23,303,400
Related party long term debt	12,500,000	17,500,000
Reclamation and remediation obligations	46,531,019	15,410,212
Total liabilities	$ 105,016,180	$ 56,213,612
Commitments and Contingencies (Note 12)		
Members' equity		
Members' equity	279,993,308	171,795,920
Total members' equity	279,993,308	171,795,920
Total liabilities and members' equity	$ 385,009,488	$ 228,009,532

PEAK GOLD, LLC

Statements of Operations

PEAK GOLD, LLC

Statements of Members’ Equity

PEAK GOLD, LLC

Statements of Cash Flows

PEAK GOLD, LLC

Notes to Financial Statements

1. Organization and Nature of the Business

Peak Gold, LLC (“Peak Gold”, the “Company”, “we”, or “our”), is a Delaware limited liability company formed on January 8, 2015. KG Mining (Alaska) Inc. (“KG Mining”) owns 70% interest, and Contango ORE, Inc., through its wholly-owned subsidiary CORE Alaska, LLC (“CORE Alaska”) (together, “Contango”) owns 30% interest of the Company. Peak Gold was formed as a joint venture for the exploration and development of the Manh Choh Project located near Tok, Alaska (the “Manh Choh Project” or the “Project”). On October 1, 2020, KG Mining and CORE Alaska entered into the Amended and Restated Limited Liability Company Agreement of Peak Gold, LLC (“LLC Agreement”) giving KG Mining broad authority to construct and operate the Manh Choh Project.

In July 2022, the feasibility study for the Manh Choh Project was completed, whereby ore from the Project will be processed at the Fort Knox Mine (“Fort Knox”) near Fairbanks, Alaska, owned by Fairbanks Gold Mining, Inc. (“Fairbanks Gold”), an affiliate of KG Mining. Processing of ore at the Fort Knox mill began in early July 2024 and the first gold bar was poured on July 8, 2024.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses during the reporting periods. Actual results could differ significantly from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates utilized in impairment calculations and units-of-production amortization calculations, remediation, reclamation and closure obligations, and estimates of recoverable gold and other minerals in stockpile inventory.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Cash and cash equivalents were held in cash deposit accounts as of December 31, 2024 and 2023.

Prepaid expenses and other assets

Prepaid Expenses and Other Assets expected to be used in under 12 months are recorded under current assets. Other Assets expected to be used over 12 months are recorded in long-term assets. Prepaid Expenses and Other Assets are recorded at cost and are expensed or capitalized when incurred.

Inventories

Supplies inventory: Supplies are valued at the lower of average cost or net realizable value. Cost includes applicable taxes and freight. The Company monitors its supplies for turnover and obsolescence and records losses for excess and obsolete inventory, as appropriate.

PEAK GOLD, LLC

Notes to Financial Statements

Ore in stockpiles: Ore in stockpiles inventories represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred, including applicable overhead, depreciation and amortization relating to mining operations. Material is removed at each stockpile’s average cost per ton. Stockpiles are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on current metals prices, less the estimated costs to complete production and bring the product to sale. The balance at December 31, 2024 includes depreciation and amortization of $17,902,737.

Finished goods: Finished goods inventories include gold and silver doré bars and/or gold and silver bullion. Finished goods are carried at the lower of cost of production or net realizable value based on current metals prices. The balance at December 31, 2024 includes depreciation and amortization of $444,009.

Mineral Interests

Mineral interests include the Tetlin lease, which makes up the Manh Choh Project, the asset retirement obligation (“ARO”) asset and capitalized stripping costs of the pits to access the ore. The cost basis is amortized over the remaining life of the mineral interests, on a units-of-production method using proven and probable reserves.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and carried net of accumulated depreciation and amortization. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, and for qualifying assets, capitalized interest costs.

The Company categorizes property, plant and equipment based on the type of asset.

Mobile and other equipment are generally depreciated net of residual value, using the straight-line method, over the estimated useful life of the asset. Useful lives for mobile and other equipment range from 3 to 5 years.

Buildings are generally depreciated net of residual value, using the straight-line method, over the estimated useful life of the asset. The useful life for buildings is 5 years.

Land is not depreciated.

Asset Impairment

We evaluate our mineral interests and property, plant and equipment for impairment whenever events or changes in circumstances indicate that the related carrying amount of the asset may not be recoverable. Specifically, we evaluate the recoverability of the carrying value of mineral interests in the event of significant decreases in commodity prices, and whenever new information regarding the mineral interests is obtained indicating that future production will not likely occur or may be reduced in the future, thus affecting the future recoverability of the mineral interests and property, plant and equipment. Impairments in the carrying value of the mineral interests and property, plant and equipment are measured and recorded to the extent that the carrying value in the mineral interests exceeds its estimated fair value, which is generally calculated using estimated future discounted cash flows. There were no indicators of potential impairment for the fiscal periods ended December 31, 2024, and 2023.

Reclamation and Remediation Obligations

PEAK GOLD, LLC

Notes to Financial Statements

The Company records a liability, with a corresponding cost capitalized within mineral interests, as part of the related asset’s carrying value, for the fair value of the obligation based on discounted cash flows of the estimated costs of legal obligations for future site reclamation and closure activities. The obligation is reassessed periodically or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, or cost estimates. Changes to the reclamation and remediation obligation are recorded with an offsetting change to the related asset. The periodic accretion of the discounted obligation is recognized in the statements of operations as accretion expense.

The present value is determined based on current market assessments of the time value of money using discount rates specific to the United States, which is where the asset or reclamation site is located, and is determined as the risk-free rate of borrowing approximated by the yield on sovereign debt of the United States, with a maturity approximating the timing of cash flows.

Revenue Recognition

Peak Gold generates revenue by selling gold and silver produced from its mining operations. The Company’s Sales come from the sale of refined gold; however, the end product at the Company’s gold operations is generally doré bars. Doré is an alloy consisting primarily of gold but also containing silver and other metals. Doré is sent to refiners to produce bullion that meets the required market standard of 99.95% gold. Under the terms of the Company’s refining agreements, the doré bars are refined for a fee, and the Company’s share of the refined gold and the separately-recovered silver is credited to its bullion account. Gold from doré bars credited to its bullion account is sold to KG Mining and CORE Alaska.

Cost Applicable to Sales

Cost applicable to sales include labor and benefits, royalties, and finished goods shipping costs, mining and ore transportation contractors, fuel, explosives, toll milling, legal and professional fees related to mine operations, materials and supplies, repairs and maintenance, insurance, travel, and other costs that support mining operations.

Income Taxes

As a limited liability company, the Company’s taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

Fair Value Measurements

PEAK GOLD, LLC

Notes to Financial Statements

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. ASC 820 provides a framework for measuring fair value, establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and requires consideration of the counterparty’s creditworthiness when valuing certain assets.

The three-level fair value hierarchy for disclosure of fair value measurements defined by ASC 820 is as follows:

Level 1 — Unadjusted, quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market is defined as a market where transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Inputs, other than quoted prices within Level 1, that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Prices or valuations that require unobservable inputs that are both significant to the fair value measurement and unobservable. Valuation under Level 3 generally involves a significant degree of judgment from management.

Financial and non-financial assets and liabilities are to be classified based on the lowest level of input that is significant to the fair value measurement. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instrument’s complexity.

i.
Other Financial Instruments

Other financial instruments include cash and cash equivalents and accounts payable. The carrying amount of these approximates fair value because of their short-term nature.

ii.
Property, Plant and Equipment and Mineral Interest

Property, plant and equipment and mineral interests are measured at fair value on a nonrecurring basis when a property is considered impaired and requires determination of the impairment amount. The impairment charge reduces the carrying values to their estimated fair values. These fair value measurements are classified as Level 3 measurements and include many unobservable inputs. Fair value is calculated as the estimated discounted future net cash flows attributable to the assets. The Company’s primary assumptions in preparing the estimated discounted future net cash flows to be recovered from mining properties are based on (i) estimated reserves, (ii) forward commodity prices and assumptions as to costs and expenses, and (iii) the estimated discount rate that would be used by potential purchasers to determine the fair value of the assets.

iii.
Reclamation and Remediation Obligation

The reclamation and remediation obligation estimates are derived from historical costs and management’s expectation of future cost environments; and therefore, the Company has designated these liabilities as Level 3 when initially recorded. The significant inputs to this fair value measurement include estimates for reclaiming waste rock dumps, yards, roads, ongoing general & administrative costs, monitoring, inflation, and the credit-adjusted risk-free rate. See Note 11 Reclamation and Remediation Obligation for a reconciliation of the beginning and ending balances of the liability for the Company’s reclamation and remediation obligations.

Reclassification of prior year presentation

PEAK GOLD, LLC

Notes to Financial Statements

Certain prior year amounts have been reclassified to conform to current year presentation. These reclassifications had no effect on the reported results of operations.

3. Revenue

The following table presents the Company’s sales:

4. Members’ Equity

On October 1, 2020, KG Mining and Contango (collectively the “Members”) entered into the LLC Agreement as described in Note 1. In accordance with the LLC Agreement, KG Mining and Contango are expected to make contributions to Peak Gold based on their respective membership interests. If a member has not contributed all or any portion of any additional capital contribution that such member is or was required to contribute, the other member may elect to pay the entire default amount to the company on behalf of the delinquent member. The non-defaulting member has the option to treat the default amount as a loan to the delinquent member or as a capital contribution to the Company. If it is treated as a capital contribution, the defaulting member’s interest in the Company will be diluted. No member shall be entitled to the return of any part of its capital contributions or to be paid interest on either its capital account or its capital contributions. No capital contribution that has not been returned shall constitute a liability of the Company, the Manager, or any member.

Effective May 15, 2023, the default terms of a cash call was revised to 60 days for the first two instances of default and to 45 days for each successive default. In addition, guidelines for the distribution of gold sales and the funding of the Environmental Compliance Fund were established.

The Company is governed by a management committee consisting of three representatives, of which two representatives are appointed by KG Mining and one representative is appointed by Contango. Each member, acting through its representatives, will vote on the management committee in accordance with its interest.

For the year ended December 31, 2024, KG Mining contributed $73,010,000 and Contango contributed $31,290,000. For the year ended December 31, 2023 KG Mining contributed $103,740,000 and Contango contributed $44,460,000.

For the year ended December 31, 2024, Peak Gold distributed $94,500,000 to KG Mining and $40,500,000 to Contango.

5. Prepaid Expenses and Other Assets

PEAK GOLD, LLC

Notes to Financial Statements

Prepaid expenses and other assets consist primarily of prepaid insurance, prepaid claim fees, prepaid royalties, vendor advances and other prepaid costs that will be amortized over a period of one year or less.

Other assets are costs advanced for the mining and hauling contractors and will be amortized over the life of the contracts.

6. Inventories

At December 31, 2024 and December 31, 2023, current inventories consisted of the following:

7. Property, Plant and Equipment and Mineral Interests

For the years ended December 31, 2024 and 2023, the Company recorded property, plant and equipment depreciation and amortization expense of $36,903,453 and $1,652,574, respectively.

For the years ended December 31, 2024 and 2023, the Company recorded mineral interests depreciation and amortization expense of $8,717,511 and $0, respectively.

8. Accounts Payable and Accrued Liabilities

At December 31, 2024 and December 31, 2023, accounts payable and accrued liabilities consisted of the following:

9. Related Party Transactions

PEAK GOLD, LLC

Notes to Financial Statements

Under the LLC Agreement, KG Mining receives an Administrative Charge on all the costs charged to the business accounts of Peak Gold with certain exclusions. The administrative charge is 5% of allowable costs for the exploration phase, 3% for the development phase and 2% for the mining phase. The administrative charge was $4,187,175 and $4,785,659 for the years ended December 31, 2024 and 2023, respectively, which is included in General and administrative on the statement of operations.

Under the LLC Agreement, the Company sells its gold and silver to KG Mining and CORE Alaska. The sales to KG Mining were $241,401,622 and $0 for the years ended December 31, 2024 and 2023, respectively, which is included in Sales on the statement of operations. The sales to CORE Alaska were $103,457,839 and $0 for the years ended December 31, 2024 and 2023, respectively, which is included in Sales on the statement of operations.

Kinross Gold Corporation and its affiliates (collectively “Kinross”) provide project management and technical support to Peak Gold and the costs of this labor are charged to Peak Gold based on actual labor, benefits and bonuses paid to those Kinross employees. For the year ended December 31, 2023, Kinross charged Peak Gold $8,107,561 which is included in Property, plant, and equipment on the balance sheet. For the year ended December 31, 2024, Kinross charged Peak Gold $10,800,346 which is included in Cost applicable to sales on the statement of operations.

At December 31, 2024 and December 31, 2023, the Related party payable of $2,954,303 and $4,001,235, respectively, was for the administrative charge and labor costs payable to Kinross for the fourth quarter of 2024 and 2023.

On March 14, 2023, Peak Gold entered into a loan agreement with KG Mining to fund the purchase of haul trucks and certain related assets by the Ore Haul Contractor. See Note 10 Related Party Debt.

On April 14, 2023, Peak Gold entered into a toll milling agreement with Fairbanks Gold, which outlines the terms and conditions to process the ore delivered from the Manh Choh Project using the processing facilities at the Fort Knox Mine. The agreement expires on December 31, 2030 and can be extended until such time as all ore delivered prior to December 31, 2030 to Fort Knox is processed. Peak Gold will pay the actual processing costs incurred by Fort Knox including milling costs, general and administrative costs, applicable capital costs, reclamation costs and tailings and water treatment costs plus a 20% profit margin. The estimated total future payments for the processing of ore are $235 million. The toll milling costs was $46,208,867 and $0 for the years ended December 31, 2024 and 2023, respectively, which is included in Cost applicable to sales on the statement of operations.

10. Related Party Debt

On March 14, 2023, Peak Gold entered into a loan agreement with KG Mining to fund the purchase of haul trucks and certain related assets by the Ore Haul Contractor. The maximum amount available under the loan is $20,000,000 and is available until June 30, 2023. The loan is payable in sixteen equal quarterly payments commencing on the first day of the quarter after the first gold sale, and bears interest at the Term Secured Overnight Financing Rate plus 2%. The interest rate ranges from 6.30% to 7.06%. Interest is payable in full with each quarterly payment. The last quarterly payment shall be made prior to June 15, 2029. As at December 31, 2023, Peak Gold borrowed the full $20,000,000 and the accrued interest on the loan was $1,024,389 and has been capitalized to Property, plant and equipment on the balance sheet. During 2024, Peak Gold repaid $2,500,000 of the principal balance, $1,024,389 of interest accrued as of December 31, 2023 and all of the interest incurred in 2024 totaling $1,343,773. None of the interest incurred in 2024 was capitalized due to the start of commercial production in the beginning of the year.

PEAK GOLD, LLC

Notes to Financial Statements

11. Reclamation and Remediation Obligation

The Company conducts its activities to comply with all applicable laws and regulations governing protection of the environment. The Company estimates future reclamation costs based on the level of current activity and estimates costs required to fulfill the Company’s future obligations. The reclamation and remediation obligation of $49,742,138 and $15,410,212 as of December 31, 2024, and 2023, respectively, consists primarily of estimated costs for future reclamation activities associated with current operations and exploration of the Manh Choh Project.

On May 15, 2023, the Manh Choh reclamation plan was approved by the State of Alaska. In conjunction with the approval, two bonds were executed as required by the State of Alaska for approximately $63 million. The bonds are guaranteed by indemnity agreements with KG Mining, Kinross and CORE Alaska.

12. Commitments and Contingencies

The Company is required to make payments of $100,000 per year, payable in quarterly advance increments of $25,000 on each April 1, July 1, October 1, and January 1, to the Native Village of Tetlin (“Tetlin”) under the Community Support Agreement (“Agreement”) dated April 28, 2016. The Agreement was extended for two years effective January 1, 2024, and now expires on January 1, 2026, and may be renewed for one or two-year increments on mutual agreement of the parties. In 2023 the charges were included within Property, plant and equipment on the balance sheet. In 2024 the charges were included within Cost applicable to sales.

PEAK GOLD, LLC

Notes to Financial Statements

On December 30, 2020, Peak Gold and Tetlin entered into Amendment No 6 to the Mineral Lease where Tetlin elected to exercise the Buyback Option (as defined in the Mineral Lease) to increase the Production Royalty rate by 0.75% for $450,000. The Tetlin payment of the Buyback Option was satisfied as a reduction against Production Royalty payments made to Tetlin in 2024. According to Amendment No 6 the following royalty rates apply: 3.0% first four years of full-scale production, 4.0% fifth, sixth, seventh years of full-scale production, 5.0% eighth and subsequent years of full-scale production. In 2024 Production Royalty expenses to Tetlin of $10,552,606 was included within Cost applicable to sales. At December 31, 2024 accrued royalty payment to Tetlin was $3,642,780, which was included within Accounts payable and accrued liabilities on the balance sheet.

On September 29, 2020, Peak Gold and Royal Gold, Inc. entered into amendment No 2 to the Royalty Deeds. According to the agreement the following royalty rates apply: 3% Net Smelter Return royalty on Tetlin Lease Properties, 28% Net Smelter Return royalty on silver, in addition to Tetlin Lease Royalty. In 2024 Production Royalty expenses to Royal Gold of $11,010,680 was included within Cost applicable to sales. At December 31, 2024 accrued royalty payment to Royal Gold was $3,832,205, which was included within Accounts payable and accrued liabilities on the balance sheet.

On December 19, 2022, KG Mining entered into a contract with a third party contractor (the “Ore Haul Contractor”) to transport ore from the Manh Choh Project to the processing facilities at Fort Knox, to develop and construct maintenance and support facilities at both sites and to maintain the access road from the Manh Choh Project to the Alaska Highway. On February 24, 2023 KG Mining assigned the contract to Peak. The total remaining value of the contract is approximately $167 million at December 31, 2024.

On February 16, 2023, Peak Gold entered into a contract mining agreement with a third party contractor for the construction, mining, and reclamation activities at the Manh Choh Project, including the construction of maintenance and support facilities. The total remaining value of the contract is approximately $161 million at December 31, 2024.

On April 14, 2023, Peak Gold entered into a toll milling agreement with Fairbanks Gold, which outlines the terms and conditions to process the ore delivered from the Manh Choh Project using the processing facilities at the Fort Knox Mine. See Note 9 Related Party Transactions.

In addition, at December 31, 2024, the Company had approximately $62 million in open purchase orders for future commitments.

13. Risks

General business risk

Peak Gold contains significant risk due to the nature of mining, exploration, and development activities. The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. Whether a mineral deposit will be commercially viable depends on the price of gold and silver as well as a number of other factors, some of which include the particular attributes of the deposit. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Peak Gold not receiving an adequate return on its invested capital.

The operations of Peak Gold are subject to the hazards and risks normally incidental to exploration, development and production activities of precious metals mining properties, any of which could result in damage to life or property, or environmental damage, and possible legal liability for such damage. While Peak Gold may obtain insurance against certain risks, potential claims could exceed policy limits or could

PEAK GOLD, LLC

Notes to Financial Statements

be excluded from coverage. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Peak Gold and, potentially, its financial viability.

Credit risk

Credit risk relates to cash and cash equivalents and arises from the possibility that any counterparty to an instrument fails to perform. The Company mitigates credit risk through holding cash and cash equivalents in highly-rated financial institutions. As of December 31, 2024, the Company’s maximum exposure to credit risk was the carrying value of cash and cash equivalents.

Vendor Concentration Risk

Peak Gold has two major contractors that provide mine development and ore transportation services for the Manh Choh Project. Although the Company has two major contractors, other contractors could provide similar services on comparable terms. However, a change in contractors could cause a delay in the development of the Manh Choh Project and result in additional development costs, which would adversely impact operating results.

General Contingency Risk

In the course of its normal business affairs, the Company is subject to possible loss contingencies arising from federal, state, and local environmental, health, and safety laws and regulations, and third-party litigation. There are no matters which, in the opinion of management, will have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company.

On October 20, 2023, the Committee for Safe Communities, an Alaskan non-profit corporation inclusive of this same group of objectors and formed for the purpose of opposing the project, filed suit in the Superior Court in Fairbanks, Alaska against the State of Alaska Department of Transportation and Public Facilities (“DOT”). The Complaint seeks injunctive relief against the DOT with respect to its oversight of Peak Gold’s ore haul plan. The Complaint alleges that the DOT has approved a haul route and trucking plan that violates DOT regulations, DOT’s actions have created an unreasonable risk to public safety constituting an attractive public nuisance, and DOT has aided and abetted the offense of negligent driving. On November 2, 2023, the plaintiff filed a motion for a preliminary injunction against the DOT and sought expedited consideration of its motion. If granted, the motion could impact Peak Gold’s ore haul plans. On November 9, 2023, the Court denied the plaintiff’s motion for expedited consideration. On November 15, 2023, the Court granted Peak Gold, LLC’s motion to intervene. On January 15, 2024, Peak Gold and DOT jointly moved for judgment on the pleadings and to stay all discovery. On May 14, 2024, the Court issued an Order denying the plaintiff’s motion for preliminary injunction and staying discovery. On June 24, 2024, the Court issued an Order granting judgment on the pleadings as to three of the four claims for relief alleged in the Complaint and denying relief as to the claim for public nuisance. The Order further lifted the stay of discovery. On July 3, 2024, the DOT filed motion for reconsideration as to the Court’s Order on the motion for judgment on the pleadings, which Peak Gold joined. On September 13, 2024, the Court entered an Order denying this motion. The case is set for trial on August 11, 2025.

On July 1, 2024, the Village of Dot Lake, a federally recognized Indian Tribe, located approximately 50 miles from the Manh Choh mine on the ore haul route along the Alaska Highway (“Dot Lake”), filed a Complaint in the U.S. District Court for the District of Alaska against U.S. Army Corps of Engineers (the “Corps”) and Lt. General Scott A. Spellmon, in his official capacity as Chief of Engineers and Commanding General of the Corps. The Complaint seeks declaratory and injunctive relief based on the Corps’ alleged failure to consult with Dot Lake and to undertake an adequate environmental review with respect to the Corps’ issuance in September 2022 of a wetlands disturbance permit in connection with the overall permitting of the Manh Choh mine as to approximately 5 acres of wetlands located on Tetlin Village land.

PEAK GOLD, LLC

Notes to Financial Statements

Peak Gold is not named as a defendant in the Complaint and, on August 20, 2024, Peak Gold moved to intervene in the action, which Dot Lake has opposed. On October 10, 2024, the Court granted intervention to Peak Gold. On October 18, 2024, Peak Gold joined the partial motion to dismiss that the Corps filed on August 23, which motion remains pending.

14. Subsequent Events

The Company has evaluated subsequent events through March 13, 2025, the date these financial statements were available to be issued. There has not been any items, transactions, or events of a material and unusual nature that has arisen in the interval between the end of the financial year and the date of this report that are likely, in the opinion of the directors of the Company, to significantly affect the operations of the Company in future fiscal years.